Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

August 13, 2012

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terra Tech Corp. Amendment No. 5 to Current Report on Form 8-K Filed August 13, 2012 File No. 000-54258

Dear Ms. Ravtiz:

Pursuant to the staff’s comment letter dated June 22, 2012, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 5 to the Company’s Form 8-K was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on August 13, 2012.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 5 to the Form 8-K.

1.
We note your response to prior comment 1. Please also provide a similar analysis for your webpage at http://www.growopltd.com/pages/Investors.html which is found by clicking on the “Invest” header from the home page for that website and which indicates the following, followed by contact information for your investor relations department:

            GrowOp Technology Ltd is literally a Growing Opportunity!
We have many opportunities available for investors and strategic partners.

Company response: The Company has removed the Invest tab on the GrowOp website.  The Company confirms that it has never offered or sold any securities through the GrowOp website.

Service and Program, page 4

2.
We note the disclosure you have added in response to prior comment 2.  Please also revise this section, and your related risk factors, to specifically disclose that the business activities of your customers are illegal under the Federal Controlled Substances Act even though such activities may be permissible under state law.

Company response: The Company already discloses in the Form 8-K that it believes that “a material portion of our [the Company’s] product sales are to medical cannabis growers.”  Six pages earlier, however, the Company also points out that its products “are interchangeable for all agriculture, medical cannabis included.”

The Company has no authority to make the representation that the staff is requesting -- namely “that the business activities of your [the Company’s] customers are illegal” -- because a determination of legality or illegality is a matter properly left to the due process of the judicial system, not the Company.  Accordingly, the Company does not believe that its 8-K disclosures can accurately state any more than they do already.

3.
We note your response to prior comment 4 but continue to see references to a “Fortune 500” company on page 4 of your 8-K/A and pages 7 of Exhibits 99.1 and 99.3. Please advise or revise as appropriate.

Company response: The Company has removed the text “a Fortune 500 company” on page 4, “Fortune 500” on pages 7 of Exhibits 99.1 and 99.3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 13

4.
We note your response to prior comment 5 and the revisions made to include a comparative analysis for the year ended December 31, 2011. In that regard, we note selling, general and administrative expenses for the year ended December 31, 2011 increased 798% as compared to the prior year, which has been primarily attributed to shares issued for services to outside consultants during the fourth quarter of 2011. Please expand your discussion to identify the underlying causes that contributed to this material change.

Company response: The Company has added the following sentence to page 14:  “The largest increase in outside consultants was for 2,335,020 shares of common stock which was issued at a price per share of $1.25 for services rendered in connection with the preparation and due diligence preformed on the reverse merger that amounted to a total of $2,918,775.”

5.
We note the revisions made in response to prior comment 6. Please reconcile the amounts recorded in MD&A for selling, general and administrative expenses of $416,989 for the period from March 16, 2010 (inception) to December 31, 2010 to the Condensed Statements of Operations which states $461,989 for that period.

Company response: The Company has changed “$416,989” to “$461,989” on page 14.

Exhibit 99.2

Pro Forma Financial Statements

6.
We note your response to prior comment 15 and the inclusion of revised pro forma financial statements in this exhibit. However, the financial statements presented for GrowOp Technology Ltd. are not for the most recent period prior to the transaction – i.e., December 31, 2011. Please amend this exhibit to include pro forma financial statements for the appropriate period. Further, in reference to the footnote explaining all assumptions made in the pro forma adjustment, please expand your description to include the basis for the transaction resulting in a decrease in common stock outstanding.

Company response: - The Company would rather restate 2011 and then file the pro forma financial statements based on the revised numbers. This Company will contact this week to discuss this.

Exhibit 99.3

Financial Statements

7.
We note the response to prior comment 10 and the inclusion of the financial statements of GrowOp Technology Ltd. as of and for the year ended December 31, 2011. We further note that these financial statements are labeled as “unaudited.” For the financial statements of a private operating company required by Items 2.01(f) and 9.01 of Form 8-K, a manually signed accountant’s report is to be provided pursuant to Rule 2-02 of Regulation S-X. In an amendment, please revise to include the report of independent registered public accounting firm along with the presentation of audited financial statements for this period.

Company response: The Company is still in the process of completing its audit for the last quarter of 2011 and expects to complete the audit in approximately two weeks’ time, after spot testing is completed.

Note 15. Subsequent Events, page 19

8.
We note your response to prior comment 12 pertaining to subsequent events. Although disclosure about the transaction is noted in the last 2 paragraphs, the information does not reconcile with disclosures made elsewhere in the filing describing it as a “reverse merger.” Please revise to provide such information consistent throughout the filing.

Company response: The Company has inserted the word “reverse” in two locations in the first paragraph on page 20.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Condensed Statements of Operations, page F-2

9.
It appears that the Statements of Operations and Cash Flows for the three months ended March 31, 2011 are based on the financial statements included in Private Secretary, Inc.’s March 31, 2011 Form 10-Q filed on April 29, 2011. Typically, when you have a reverse merger, the accounting acquirer financial statements replace the historical financial statements for the new entity. Please tell us why you did not present GrowOp Technology Ltd’s financial statements for the three months ended March 31, 2011 in your March 31, 2012 Form 10-Q considering the recapitalization which occurred on February 9, 2012.

Company response: The Company is in the process of Amending the referenced Form 10-Q to present GrowOp Technology Ltd’s financial statements for the three months ended March 31, 2011 in your March 31, 2012 Form 10-Q considering the recapitalization which occurred on February 9, 2012.  The Company expects to complete the amendment of the 10-Q in approximately two weeks’ time.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,
/s/ Thomas E. Puzzo

Thomas E. Puzzo